FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News - Company Update

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

We refer to the email dated July 25, 2018 from BSE attaching a copy of the media report dated July 24, 2018 “SFIO receives complaints against ICICI Bank, L&T” and email dated July 25, 2018 from NSE referring to recent news item which appeared in the Newspaper-Financial Express dated 25-Jul-2018 titled “SFIO gets plaints against ICICI Bank, L&T”.

The news reports refer to complaints/plaints received by SFIO. We confirm that ICICI Bank Limited has not received any communication from SFIO in this regard.

We further inform that ICICI Bank Limited is not aware of any information that has not been announced to the Exchanges under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 25, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager